

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-mail
Jordan Starkman
President
Health Advance Inc.
3651 Lindell Road, Suite #D155
Las Vegas, NV 89103

> **Re:    Health Advance Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2011**
> **File No. 333-177122**

Dear Mr. Starkman:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis, based on the factors set forth in item 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations, for why you have not identified the selling shareholders as underwriters.

2. Based on the factors noted below, it appears that you may be a blank check company, as defined in Securities Act Rule 419.  Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company.  Alternatively, please provide us with your analysis for why Securities Act Rule 419 does not apply.

   - You are a development stage company and shares of your common stock are "penny stock," as defined by Exchange Act Rule 3a51-1.

- You have not generated any revenues to date.

- You have not engaged any suppliers.

- You will be unable to implement your business plan without substantial additional funding.

3. Please file a Form D for the offering completed in June 2011 pursuant to Securities Act Rule 506. See Securities Act Rule 503.

4. We note that you have not generated any revenues and do not have any agreements with suppliers. Accordingly, it appears that you have not begun operations. Please revise throughout the prospectus to remove statements that imply you have operations. As examples, we note the following disclosure:

- Statements in the last risk factor on page 4 regarding your suppliers and that you "generally do not control the actual production of the products you sell…."

- Statement that you "ship almost all of [y]our orders through third-party delivery services, and typically bear the cost of shipment" in the first risk factor on page 5.

- Statement regarding "[y]our ability to maintain satisfactory relationships with qualified sales personnel as well as customers, suppliers and manufacturers" in the second risk factor on page 5.

- Statement that you "are able to operate more cost efficiently and complete as a discounter…" under "Description of Business—General" on page 10.

- Statement that you are "known for…" under "Description of Business—General" on page 10.

- Statements under "Strategy" on page 11 regarding "strengthening the Company's position as a leading home health care provider" and "Strengthening Health Advance's Leadership Position in the Health Care Industry."

5. We note that you have one part-time employee. Accordingly, please revise throughout the prospectus to remove implications that you have more than one part-time employee. As examples, we note the following disclosure:

- References to "management team" and "senior management" in the penultimate risk factor on page 5.

- Reference to "educated staff" under "Growth Markets—Ostomy Products" on page 14.

- Reference to your "team in India" in the second paragraph under "Website Product Management" on page 16.

- Reference to "small team" in the second paragraph under "Order Fulfillment" on page 17.

- Reference to "customer service team" in the first paragraph under "Returns" on page 17.

- Reference to "marketing team" in the first paragraph under "Marketing and Brand Recognition" on page 19.

- Reference to "onsite development team" in the penultimate paragraph under "Website" on page 19.

Table of Contents

6. Please move the table of contents so that it appears on the inside front cover page of the prospectus. Please also revise to show the page number of the various sections or subdivisions of the prospectus. See Item 502(a) of Regulation S-K.

Summary Financial Data, page 2

7. Your total operating expenses for the year ending July 31, 2011 and from inception April 14, 2010 through July 31, 2011 does not agree to your statement of operations which presents operating expenses for these periods of $67,904. Please revise.

Risk Factors, page 3

We are subject to regulations relating to governmental anti money laundering …, page 3

8. Please explain to us why this risk factor is relevant to your business of selling medical/surgical supplies.

The ability to successfully deploy our business model is heavily dependent …, page 4

9. Please refer to the fourth risk factor on page four. Please explain to us why a devaluation of the US Dollar and Canadian Dollar relative to the Euro could have a serious adverse economic impact on you and your ability to obtain funding and generate projected revenues.

Because substantially all of the products that we distribute are not …, page 4

10. We note from your website that you do not appear to sell an influenza vaccine. We also
note that you have generated no revenues to date and thus do not appear to have any other
high sales volume product. As a result, please revise the last sentence of this risk factor
or tell us why it is not appropriate to do so.

The lack of public company experience of our management team could …, page 4

11. In light of your disclosure regarding the public company experience of Mr. Starkman
disclosed under the heading "Directors, Executive Officers, Promoters and Control
Persons" on page 17, please revise or delete this risk.

Selling Shareholders, page 7

12. Please disclose the natural persons who have sole or shared voting or investment power
over each selling shareholders that is an entity. For guidance, please consider Question
140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

13. We note the statement at the top of page 8 that "[e]xcept as listed above…none of the
selling shareholders or their beneficial owners…are broker-dealers or affiliated with
broker-dealers." However, it does not appear that you have identified any of the selling
stockholders as a broker-dealer or an affiliate of a broker-dealer. Please revise to clarify
whether any selling stockholder is a broker dealer or an affiliate of a broker-dealer.

Description of Securities to be Registered, page 8

General, page 8

14. Your charter indicates that you are authorized to issue 500,000,000 common shares and
does not disclose a par value. Please reconcile under this heading and elsewhere, as
appropriate.

Common Stock, page 8

15. Please revise the second paragraph, first sentence on page 9 to clarify that the offering
contemplated by the prospectus is not a private placement. Please also revise this
sentence to state, if correct, that it is your counsel's opinion that all shares outstanding are
fully paid for and non-assessable and all shares which are the subject of the prospectus
are fully paid and non-assessable.

Jordan Starkman
Health Advance Inc.
October 24, 2011
Page 5

Item 11.  Information with Respect to the Registrant, page 10

16. You cite, throughout this section, statistics related to your industry and related to medical conditions, and costs associated with such conditions.  Please disclose the sources for these statistics.

17. You state in the first paragraph under this heading that you have monthly expenses of approximately $1,000.  Please explain how this is the case given that your annual expense for fiscal year 2011 was $67,904 which far exceeds $1,000 per month.  Furthermore, your disclosure on page 22 states that operational, general and administrative expenses for the next 12 months are expected to be approximately $200,000.  Please revise your disclosures as necessary to be consistent.

System Management, page 16

18. Please explain to us how you are currently offering 3,900 products if you do not have any formal agreements in place with any suppliers.

Shipping, page 18

19. You state here that you do not offer free shipping as part of a plan to be as upfront as possible about pricing; however, the risk factor at the top of page five states that you typically bear the cost of shipment.  Please explain this discrepancy and clarify your disclosure.

Market for Common Equity and Related Stockholder Matters, page 21

Rule 144 Shares, page 21

20. Please reconcile the first sentence, which states that there are no shares available for resale under Securities Act Rule 144 as of September 30, 2011, with the second and third sentences, which state that there are 792,000 shares available for resale under Securities Act Rule 144 as of September 30, 2011.  If you believe that shares of your common stock are available for resale under Securities Act Rule 144, then please provide us with your analysis for why such shares are eligible.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operation, page 21

21. We note your references to periods such as "the next 12 months."  Please clarify whether this refers to the 12 month period following your July 31, 2011 year end or the 12 month period following the date of the filing of your registration statement.  Please also clarify

and define other time frames referenced, such as "within 24 months," "the first 12 months of operations," "last quarter of year 1," "beginning of year 2," and "year 3."

22. We note your discussion of expected revenues, completion of financings and execution of business programs such as replacing existing major wholesaler relationships and establishing direct-from-manufacturer programs. Please expand your disclosure to discuss the specific steps you will take to execute your business plan, including how you plan to achieve the revenue milestones, how you will obtain financing, and how you will execute your business programs. Since it appears that your business plan is three years, you may want to describe the actions you will take in each of the three years to correspond to each year's milestone.

Capital Resources and Liquidity, page 23

23. You state that consideration received from your unregistered common share sales was $74,200. Please revise your disclosure to clarify, if true, that you received $9,200 in cash for sales of unregistered common stock sales and that $65,000 of unregistered common stock was issued in exchange for services.

24. You disclose that legal and accounting and general and administrative expense for the next 12 months will total approximately $15,000; however, the table on page 22 indicates that legal and accounting costs will approximate $15,000 for the next 12 months and that general and administrative expenses will approximate $10,000 for the next 12 months. Please reconcile your disclosures. If the $15,000 disclosed here represents the minimum needed to sustain operations, please state this.

25. It is unclear why your discussion of future cash requirements only encompasses your legal and accounting and general and administrative expenses. Please revise to discuss your anticipated cash requirements for all operating expenses for the next 12 months. If some of your cash requirements are fixed and others are variable, you may want to disclose this. Also, if your expected cash requirements vary on how aggressively you pursue and implement your plan of operations versus sustaining operations, you may want to disclose a range of anticipated cash requirements based on your level of operations.

26. Please disclose whether there is a firm loan agreement in place with your director, John Starkman, and if so, disclose the maximum amount Mr. Starkman will loan you. If there is no firm agreement in place, please state this.

Security Ownership of Certain Beneficial Owners and Management, page 25

27. Please tell us if Mr. Starkman has voting and/or investment power over the 1,000,000 shares held by 2237815 Ontario Ltd. If he does, then please disclose in the table, on an aggregate basis, the 1,000,000 shares held by such entity and the 401,000 shares held by

Mr. Starkman and his wife.  Please clarify by footnote the ownership of all 1,401,000 shares.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

28. Please disclose the name of the shareholder and director that is receiving payments for rent and overhead costs from you.  Please also disclose the aggregate amount that you have paid from January 1, 2011 to the date the prospectus, not the end of your last fiscal year.  If the arrangement is pursuant to a contract that provides for periodic payments, then please also disclose the amount of all periodic payments due after the date of the prospectus.  See Item 404(a)(1) and (3) of Regulation S-K, Instruction 3.a to Item 404(a) of Regulation S-K and Item 404(d)(1) of Regulation S-K.

29. We note your disclosure in the second paragraph on page 10 that you believe you "can satisfy [y]our cash requirements for the next twelve months with [y]our expected revenues and if needed an additional loan from [y]our director, Jordan Starkman."  We note similar disclosure in the penultimate paragraph on page 23.  To the extent the $8,420 advance is from Mr. Starkman, please revise to disclose the information required by Item 404(a) of Regulation S-K.  See Item 404(d)(1) of Regulation S-K.

Financial Statements, page F-1

Statements of Operations and Comprehensive Income, page F-3

30. Please provide us with the calculation of your weighted average number of shares outstanding for the year ended July 31, 2011, and revise your weighted average number of shares outstanding and earnings per share as appropriate.  We remind you that the weighted average number of shares outstanding encompasses each issuance of common shares for the relative portion of the fiscal year during which such shares have been outstanding.  See ASC 260-10-45-10.

Statement of Stockholders' Equity, page F-4

31. We note your line item "translation adjustment" for $14,000 in your statement of stockholders' equity.  We also note the disclosure in Note 7 on page F-8 that the controlling shareholder contributed management services of $2,000 per month totaling $14,000.  Please explain your line item "translation adjustment" and the foreign currency transaction for which this was recorded.  If this line item relates to the contribution of management services described in Note 7 rather than a foreign currency transaction, please revise the line item to clearly convey to a reader that this represents contributed management services.  If this line item does not relate to the contribution of management services described in Note 7, please tell us where these contributed management services are captured in your statement of stockholders' equity.

32. It appears that you used $0.01 as par value for your issuance of 92,000 common stock shares for cash and 650,000 common stock shares for services; however, you state throughout your filing that your par value is $0.001. Please revise your financial statements as necessary or tell us why your current presentation is appropriate.

Statements of Cash Flows, page F-5

33. You present a $40,000 adjustment in your operating activities as common stock issued for services; however, your statement of stockholders' equity and other portions of your document state that 650,000 shares of common stock valued at $65,000 were issued for services. Either explain this discrepancy or revise your statement of cash flows accordingly. Also, we note that you had an increase in prepaid expense of $25,000 from the prior year; however, this is not reflected in your statements of cash flows. Either revise your statement of cash flows or tell us why you believe your current presentation is appropriate. If the prepaid expense is a noncash item, please clarify this in the footnotes to your financial statements.

Notes to the Financial Statements, page F-6

4. Summary of Significant Accounting Policies, page F-6

Earning or Loss Per Share, page F-7

34. We note your statement that there were no dilutive financial instruments for the period from inception (April 14, 2011) to 31 July 2011. Please revise to state, if true, that your inception date is April 14, 2010.

Signatures, page II-6

35. Please revise your signature page to conform to the language and requirements of Form S-1. Please also add a signature block to include the signatures of the persons that have signed the registration statement in their capacities as your principal executive officer, principal financial officer, controller and principal accounting officer, and a majority of your board of directors. See page 7 of Form S-1, Instruction 1 to Signatures of Form S-1.

Exhibit 5.1

36. Because the shares being registered by the registration statement have already been issued, counsel's opinion should state, if correct, that the shares "are validly issued, fully paid and non-assessable." Counsel's opinion should not state that such shares "will be, when issued…, validly issued, fully paid and non-assessable." Please revise. See Section II.B.2.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc:    Gregg E. Jaclin
       Sichenzia Ross Friedman Ference Anslow LLP